September 13, 2018

Mark Weaver
Vice President
Rogers Corporation
2225 W. Chandler Blvd.
Chandler, Arizona 85224

       Re: Rogers Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-04347

Dear Mr. Weaver:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Financial Statements
Note 10- Pension Benefits and Retirement Health and Life Insurance Benefits, page 64

1. We note your disclosure stating that you intend to terminate the merged Rogers defined benefit plan, and you have requested a determination letter from the Internal Revenue
      Service. You also state that you expect the settlement process to be completed in late
      2018 or early 2019, but lack sufficient information as of December 31, 2017 to determine the financial impact of the proposed plan termination. Further, we note disclosure in your
      Form 10-Q for the fiscal quarter ended June 30, 2018 that you expect the settlement process to be completed in early 2019, but lack sufficient information as of June 30, 2018 to determine the financial impact of the proposed plan termination. Please tell us in further detail why you are unable to include disclosure in your annual and 2018 interim reports of
 Mark Weaver
Rogers Corporation
September 13, 2018
Page 2
         the estimated impact of the proposed termination on your financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Terence
O'Brien, Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
FirstName LastNameMark Weaver
                                                             Division of
Corporation Finance
Comapany NameRogers Corporation
                                                             Office of
Manufacturing and
September 13, 2018 Page 2                                    Construction
FirstName LastName